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SECU[illegible]

18004925

SEC Mail Processing Section

MAR 01 2018

Washington DC
408

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIDS Trading L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Liberty Plaza, 165 Broadway, 23rd Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Louis Almerini 908-231-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton
(Name – *if individual, state last, first, middle name*)

757 Third Avenue, 9th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Timothy J Mahoney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIDS Trading L.P., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ZOE NORINSKY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01NO6172830
Qualified In New York County
My Commission Expires August 20, 2019

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

BIDS TRADING L.P.

December 31, 2017

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Partners
BIDS Trading, L.P.

Opinion on the financial statements
We have audited the accompanying statement of financial condition of BIDS Trading, L.P. (a Delaware Limited Partnership) (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2012.

New York, New York
February 27, 2018

BIDS TRADING L.P.
Statement of Financial Condition
December 31, 2017

ASSETS	
Cash	$15,834,690
Accounts receivable	5,697,736
Deposit with clearing broker	252,583
Other assets	406,488
Deferred tax asset	93,590
Total assets	$22,285,087
LIABILITIES AND PARTNERS' CAPITAL	
LIABILITIES	
Accounts payable	422,842
Due to affiliates	907,934
Due to parent	1,967,849
Other liabilities and accrued expenses	366,326
Total liabilities	3,664,951
Commitments and Contingencies (Note 7)	
PARTNERS' CAPITAL	
General partner	1
Limited partner	18,620,135
Total partners' capital	18,620,136
Total liabilities and partners' capital	$22,285,087

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

BIDS Trading L.P. (the "Company") was formed as a Delaware Limited Partnership on June 14, 2006. The Company is an agency broker/dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is owned by BIDS Holdings, L.P. (the "Parent") and BIDS Holdings, G.P., LLC. The Parent is owned by 11 broker/dealers or their affiliates (the "Broker/Dealer Owners"), NYSE Euronext Inc. and Bloomberg L.P. The Broker/Dealer Owners execute trades on which the Company earns brokerage transaction fees. The Parent has developed a proprietary alternative trading system (the "ATS"), which is used by the Company to facilitate the execution of equity securities trades. The ATS facilitates trading between the buy-side and sell-side entities seeking to complete large block orders and generates brokerage transaction fees for the Company for facilitating such transactions.

BIDS Trading Technologies, Ltd. ("BIDS Canada"), a Canadian corporation registered in the Province of British Columbia, is a wholly owned subsidiary of the Parent and is an affiliate of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of this financial statement, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates.

Income Taxes

As a partnership, the Company is not subject to U.S. Federal, state and local income taxes. In general, each partner is individually liable for income taxes, if any, on its share of the Company's net taxable income. The Company is subject to the New York City unincorporated business tax ("UBT").

Income taxes are provided under the provisions of ASC Section 740, "Income Taxes". Deferred income taxes are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that such assets will not be realized in future years.

For the year ended December 31, 2017, the Company had no uncertain tax positions and, therefore, no reserves for such positions have been included in the Company's financial statements. The following are the major tax jurisdictions for the Company and the earliest tax year subject to examination: United States - 2014, New York State - 2014, New York City - 2014. Management has assessed the changes in tax laws relating to the Federal Tax Cuts & Jobs Act (the "Act") and found that most of the changes are not applicable or not significant to the Company. The Company has therefore determined that the Act will have no material impact on the Company's income taxes.

New Accounting Pronouncement

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The ASU is effective for the firm in January 2018 under a modified retrospective approach or retrospectively to all periods presented. The Company's implementation efforts included identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. Based on implementation work to date, the Company has concluded that the ASU did not have a material impact on its financial condition, results of operations or cash flows on the date of adoption.

In August 2016, the FASB issued Accounting Standard Update No. 2016-15, *Statement of Cash Flows (Topic 230)*, a consensus of the FASB's Emerging Issues Task Force. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. In November 2016, the FASB issued Accounting Standard Update No. 2016-18, *Statement of Cash Flows (Topic 230): Restricted Cash.* It is intended to reduce diversity in the presentation of restricted cash and restricted cash equivalents in the statement and requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. Both pronouncements go into effect for periods beginning after December 15, 2017, for public entities and one year later for all other entities. The guidance is not expected to have a material impact on the Company's financial statements.

3. VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments, including the accounts receivable, accrued expenses and compensation and accounts payable, approximates the carrying value due to their short term nature.

4. ACCOUNTS RECEIVABLE

The accounts receivable balance at December 31, 2017 was $5,697,736. This consists mainly of brokerage transaction fees receivable. The collectability of trade receivable balances is regularly evaluated based on a combination of factors such as customer credit-worthiness, past transaction history with the customer, current economic industry trend. If it is determined that a customer will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material events impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. Provisions for doubtful accounts are charged to operations at the time management determines that the accounts may become uncollectible. The Company has determined that no reserve was necessary at December 31, 2017 as it believes that all of its accounts receivable will be collected.

5. DEPOSIT WITH CLEARING BROKER

The Company has $252,583 on deposit with its clearing broker. In accordance with the clearing agreement, the clearing broker has the right to charge the Company for certain losses that result from the Company or a counterparty's failure to fulfill certain contractual obligations. No such losses occurred in 2017.

6. EMPLOYEE BENEFIT PLAN

The Company's employees participate in a 401(k) profit sharing plan (the "Plan") sponsored by the Parent, which covers substantially all of the employees in the Company. The cost of administering the Plan is borne by the employees, the Company has no obligation relating to the Plan.

7. COMMITMENTS AND CONTINGENCIES

The Parent is a party to a lease agreement for office space. Costs for this commitment are allocated to the Company based on a calculation defined in the intercompany agreements.

The Company is subject to credit risk should the broker/dealers be unable to pay the amount receivable as reflected on the statement of financial condition. However, the Company does not anticipate non-performance by these counterparties.

The Company maintains its cash primarily with one financial institution which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

From time to time, the Company may become party to various legal actions and regulatory inquiries arising in the ordinary course of its business. As of December 31, 2017, there are no such matters open.

8. RELATED PARTY TRANSACTIONS

The Company has entered into a services and expense agreement (the "Agreement") dated December 15, 2006 with its Parent. In connection with the Agreement, the Company may reimburse its Parent for certain expenses paid by the Parent on behalf of the Company. The Agreement also allows the Parent to waive reimbursement of these expenses and therefore recognize them as additional capital contribution by the Parent to the Company. On April 1, 2011, the Agreement was revised to include a monthly service fee, as well as a monthly license fee, in addition to the ability to continue acting as paymaster for certain expenses. On January 1, 2017 the Agreement was revised to remove the monthly service fee and define a basis for allocation of the Parent's expenses among its subsidiaries, including the Company and the Company's affiliates BIDS Trading Technologies, Ltd., BIDS Global Services LLC, and BIDS Trading Limited.

On January 1, 2011, the Company entered into an additional services and expense agreement, (the "Reverse Agreement"), which allows the Parent to reimburse the Company for certain expenses paid by the Company on behalf of the Parent. The Reverse Agreement also allows the right of offset of any expenses against any amount owed by the Parent to the Company. On January 1, 2017 the Company revised the Reverse Agreement to define a basis for allocation of the Company's expenses among its Parent and its affiliates. The basis of the allocation is determined in accordance with the Agreements using a weighted average formula that takes employee salaries and allocation of time spent on behalf of each company as the inputs in that formula. Additionally, the Parent charged the Company licensing fees.

As of December 31, 2017, the balance due to the Parent was $1,967,849.

The Company has entered into an intercompany agreement with BIDS Canada who provides development, support and other services in connection with the ongoing support of the ATS. BIDS Canada charges the Company for its incurred costs plus a 7.24% mark-up for tax purposes as determined by a transfer pricing analysis that was conducted during the year. At December 31, 2017, the balance due to BIDS Canada was $388,531 which is included in due to affiliates.

The Company has entered into an agreement with BIDS Global Services ("BGS") which provides services (a "Hub") to facilitate the use of the Company's ATS by customers of the Company's affiliates. The balance the Company owes BGS at December 31, 2017 is $569,403 which is included in due to affiliates.

The Company had the following balances with its Broker/Dealer Owners, NYSE Euronext, Inc., Bloomberg, L.P., and their affiliates as of December 31, 2017:

Cash	$ 15,834,690
Accounts receivable	3,694,728
Other assets	227,470
Accounts payable	132,720

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2017, the Company had net capital of $12,422,322, which was $12,177,991 in excess of the amount required of $244,330. The ratio of aggregate indebtedness to net capital was 0.295 to 1.

The Company maintains a proprietary account with the clearing broker with a deposit for errors, accommodations and sundry expense purposes. The Company does not trade for its own account. This account is considered an allowable asset in the computation of net capital pursuant to an agreement between the Company and the clearing broker.

10. INCOME TAXES

At December 31, 2017, the Company has fully utilized its UBT net operating loss carryover from prior years.

As of December 31, 2017, the Company has a deferred tax asset of approximately $93,600 related to accrued compensation.

11. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statement through the date the financial statement was issued, and has determined that there are no material events that would require disclosure in the Company's financial statement.